March 5, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	Titan Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted February 2, 2024

CIK No. 0002009183

Ladies and Gentlemen:

On behalf of our client, Titan Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated February 29, 2024, relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on February 2, 2024.

The Company is concurrently filing via EDGAR Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Draft Registration Statement on Form S-1

Cover Page

1.	Please clearly disclose on the cover page, if true, that only the Class B ordinary shares will be entitled to vote to continue your company in a jurisdiction outside of the Cayman Islands and that as holders of Class A ordinary shares, public shareholders will not have the right to appoint directors until after the completion of your initial business combination.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page to address the Staff’s comment.

Summary

Transfer restrictions on founder shares, page 14

2.	We note disclosure in the Underwriting section on page 158 that initial shareholders may transfer shares before the one year period after the business combination has elapsed if the share price equals or excess $12.00 per share for a period of time. Please also include this disclosure on page 14.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 14 to address the Staff’s comment.

Manner of conducting redemptions, page 19

3.	We note that public shareholders may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction. Please revise to clarify whether they will have the opportunity to redeem if they abstain from voting.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 20, 98, 106, 126 and F-8 to address the Staff’s comment.

If our initial business combination involves a company organized under the laws of a state of the United States . . . , page 32

4.	Disclosure in this risk factor indicates that if the 1% excise tax is imposed as a result of redemptions in connection with the initial business combination, this could reduce the amount of cash available to pay redemptions. This appears to contrast with disclosure on your cover page stating that the proceeds placed in the trust account and interest thereon will not be used to pay for possible excise tax. Please reconcile these disclosures.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 32 to address the Staff’s comment.

Risk Factors

If we are deemed to be an investment company under the Investment Company Act . . ., page 39

5.

We note that you will invest the proceeds of the trust account in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities. Please clearly disclose the risk that you may be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. Moreover, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company. Please include in your risk factor the risk of the excise tax applying to redemptions in connection with extensions.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 39 and 40 to address the Staff’s comment.

Past performance by our management team…, page 54

6.	We note that in the course of their respective careers, members of your management team have been "involved in businesses and deals that were unsuccessful." Please clarify whether members of your management team have been involved in other special purpose acquisition companies that were not successful in completing a business combination during their completion wind-down.

Response: The Company acknowledges the Staff’s comment and confirms that no members of the management team have been involved in special purpose acquisition companies that were not successful in completing a business combination during its completion wind-down.

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We may not be able to complete an initial business combination..., page 64

7.	We note your disclosure regarding CFIUS. If your sponsor or any officer or director is, is controlled by, or has substantial ties with a non-U.S. person, please disclose this in this risk factor.

Response: The Company acknowledges the Staff’s comment and confirms that no officer or director is, is controlled by, or has substantial ties with a non-U.S. person

Management

Officers, Directors and Directors Nominees, page 111

8.	Please revise to provide all of the information required Item 401(e) of Regulation S-K. For example, revise to clarify the business experience of Adeel Rouf during the past five years, including the dates and duration of employment. include footnotes 5 and 7 in the Use of Proceeds table.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 76 and 111 to address the Staff’s comment.

Report of Independent Registered Public Accounting, page F-2

9.	Please include a signed audit report in your next amendment. Refer to Rule 2-02 of Regulation S-X.

Response: The Company has included a signed audit report, please see page F-2.

Notes to Financial Statement

Note 1. Description of Organization, Business Operations, and Going Concern, page F-7

10.	We note your statement on page 2 that the sponsor of the Registrant is a Delaware limited liability company. On page F-7 in Note 1, the sponsor is described as a Cayman Islands limited liability company. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page F-7 to address the Staff’s comment.

Note 7. Shareholder’s Equity

Warrants, page F-14

11.	We note your disclosure that you have determined the classification of the private and public warrants will be equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure that "the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the Initial Shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants."

Response: The Company will account for the warrants to be issued in connection with the Proposed Public Offering and the Private Placement in accordance with the guidance contained in ASC 815-40. Both Private Placement and Public Warrants are classified as equity because the warrants are indexed to the Company’s own stock as discussed in ASC 815-40-15-7, thus meeting criteria for equity classification listed under ASC 815-40-25-10. The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Proposed Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. In addition, Private warrants contain the same settlement provisions as public warrants i.e. Private warrants do not contain any provisions that change the settlement depending on the holder of the warrants.

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12.	We note the fourth bullet in the disclosure related to the redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00 states "the Private Placement Warrants must also concurrently be called for redemption on the same terms as the outstanding Public Warrants, as described above." This disclosure appears to contradict your disclosure elsewhere regarding the non-redemption feature of the private warrants so long as they are held by the initial purchasers or their permitted transferees. Please revise your disclosure as appropriate.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure page F-15 to address the Staff’s comment.

General

13.	We note that in connection with any vote for a proposed business combination, your initial shareholders have agreed to vote their founder shares and "any public shares purchased during or after this offering" in favor of the initial business combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure pages 96 and 97 to address the Staff’s comment.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

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